UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pluralsight, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941B106	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick Onion
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,573,471 (1)
	6.	SHARED VOTING POWER -
	7.	SOLE DISPOSITIVE POWER 12,573,471 (1)
	8.	SHARED DISPOSITIVE POWER -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,573,471 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.73% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned consists of 2,612,400 shares of Class A common stock and 9,919,847 shares of Class B common stock held by Onion Consulting, Inc., of which Mr. Onion is an owner, and 41,224 shares of Class B common stock held by Frederick A. Onion Revocable Trust, of which Mr. Onion is a co-trustee. Each share of Class B Common Stock and its corresponding limited liability company unit of Pluralsight Holdings LLC (each an “LLC Unit”) are exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).

(2)	The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

CUSIP No. 72941B106	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Onion Consulting, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,532,247 (1)
	6.	SHARED VOTING POWER -
	7.	SOLE DISPOSITIVE POWER 12,532,247 (1)
	8.	SHARED DISPOSITIVE POWER -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,532,247 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.68% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	The aggregate number and percentage of Class A Common Stock beneficially owned consists of 2,612,400 shares of Class A common stock and 9,919,847 shares of Class B common stock held by Onion Consulting, Inc., of which Mr. Onion is an owner. Each share of Class B Common Stock and its corresponding LLC Unit are exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).

(2)	The calculation of the foregoing percentage is based on 65,191,907 shares of Class A Common Stock outstanding as of December 31, 2018.

CUSIP No. 72941B106	13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer: Pluralsight, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 182 North Union Avenue, Farmington, UT 84025.

Item 2.

(a)	Name of Person Filing:

This statement is being jointly filed on behalf of Frederick Onion and Onion Consulting, Inc. (“Onion Consulting”). Mr. Onion is the owner of Onion Consulting. Mr. Onion and Onion Consulting are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is 414 Hardscrabble Road, Wayne ME 04284.

(c)	Citizenship: Mr. Onion is a citizen of the United States of America. Onion Consulting is a Maine corporation.

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 72941B106

CUSIP No. 72941B106	13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership as of December 31, 2018:

(a)	Amount beneficially owned:

Frederick Onion may be deemed to own 12,573,471 shares of Class A Common Stock, of which 41,224 shares of Class B Common Stock are held of record by Frederick A. Onion Revocable Trust, of which he is a co-trustee, and 12,532,247 shares are attributable to his ownership of Onion Consulting, as detailed in the following paragraph. Each share of Class B Common Stock and its corresponding limited liability company unit of Pluralsight Holdings LLC (each an “LLC Unit”) are exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).

Onion Consulting directly is the holder of record of 2,612,400 shares of Class A Common Stock and 9,919,847 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding LLC Unit are exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election). Therefore, Onion Consulting may be deemed to beneficially own 12,532,247 shares of Class A Common Stock.

(b)	Percent of Class:

Mr. Onion may be deemed to be the beneficial owner of 16.73% of the Class A Common Stock.

Onion Consulting may be deemed to be the beneficial owner of 16.68% of the Class A Common Stock.

(c)	Number of shares as to which such person has:

Mr. Onion holds the following for all shares beneficially owned by the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 12,573,471

(ii)	Shared power to vote or to direct the vote: - 0 -

(iii)	Sole power to dispose or to direct the disposition of: 12,573,471

(iv)	Shared power to dispose or to direct the disposition of: - 0 -.

CUSIP No. 72941B106	13G	Page 6 of 8 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 72941B106	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

/s/ Frederick Onion
Frederick Onion

Onion Consulting, Inc.

/s/ Frederick Onion
Name: Frederick Onion
Title: President

CUSIP No. 72941B106	13G	Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement